# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Business Corporation, CIK 0001871130
CUSIP: 11259V106
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 11/06/2025
Amends the filing with accession number 0001104659-22-037491
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, 416-363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,244,876; sole dispositive power 0; shared dispositive power 47,244,876; aggregate amount beneficially owned 47,244,876 (67.5% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount for Brookfield Corporation ("BN") includes 36,927,129 class A exchangeable subordinate voting shares (the "Class A Shares" or "BBUC Class A Shares") of Brookfield Business Corporation (the "Issuer" or "BBUC") held by BPEG BN Holdings LP ("BPEG") and other subsidiaries of BN and 10,317,742 Class A Shares held by wholly-owned subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to BN ("BNT").
  
  In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 69,996,738 as of November 6, 2025.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,244,876; sole dispositive power 0; shared dispositive power 47,244,876; aggregate amount beneficially owned 47,244,876 (67.5% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 47,244,876 Class A Shares beneficially owned by BN and includes Class A Shares held by wholly-owned subsidiaries of BNT.
  
  In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 69,996,738 as of November 6, 2025.
- BPEG BN HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,180,542; sole dispositive power 0; shared dispositive power 23,180,542; aggregate amount beneficially owned 23,180,542 (33.1% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 69,996,738 as of November 6, 2025.
- BROOKFIELD BUSINESS PARTNERS LP (CIK 0001654795): type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In reference to Row 13 above, Brookfield Business Partners L.P. ("BBU") and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.
- BROOKFIELD BUSINESS PARTNERS LIMITED (CIK 0001819045): type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In reference to Row 13 above, Brookfield Business Partners Limited is the general partner of BBU. BBU and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Name of issuer: Brookfield Business Corporation
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Comment:
Explanatory Note:

This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Schedule 13D originally filed on March 24, 2022 (and as amended through Amendment No. 3 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 4.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent amended or superseded by information or defined terms contained in this Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

On November 6, 2025, BBU, BBUC and 1559985 B.C. Ltd. entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement an arrangement (the "Arrangement") to simplify BBU's and BBUC's corporate structure by converting BBU and BBUC into a single publicly traded corporate entity (the "Corporation").

The Arrangement will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and completion of the Arrangement is subject to a number of conditions, including BBU and BBUC security holder approvals and approval by the British Columbia Supreme Court. A special meeting of BBU unitholders and a special meeting of BBUC shareholders have been called for January 13, 2026, and security holders of record as of close of business on November 25, 2025 will be entitled to vote at the meetings.

Pursuant to the Arrangement, all BBU limited partnership units, BBUC Class A Shares and redemption-exchange units of Brookfield Business L.P. ("Holding LP") will be exchanged for newly issued class A shares of the Corporation ("Corporation Class A Shares") on a one-for-one basis. In addition, the special limited partnership units of Holding LP, which are held by a subsidiary of Brookfield Asset Management Ltd., will be exchanged for special non-voting incentive shares of the Corporation ("Corporation Special Shares") on a one-for-one basis. BN will also exchange its share of Brookfield Business Partners Limited, the general partner of BBU, for class B multiple voting shares of the Corporation ("Corporation Class B Shares"). The newly issued Corporation Class A Shares are expected to be listed on the Toronto Stock Exchange and New York Stock Exchange.

Following completion of the Arrangement, BN, BNT and their respective subsidiaries and related parties are expected to own 142,552,877 Corporation Class A Shares, representing 67.8% of the issued and outstanding Corporation Class A Shares, 4 Corporation Class B Shares, representing 100% of all issued and outstanding Corporation Class B Shares, and 4 Corporation Special Shares, representing 100% of all issued and outstanding Corporation Special Shares.

Further information regarding the Arrangement will be contained in a joint management information circular of BBU and BBUC. Subject to the receipt of all required approvals, it is anticipated that the Arrangement will be completed in the first quarter of 2026.

The foregoing description of the Arrangement does not purport to be complete and is qualified in its entirety by reference to the full text of the arrangement agreement, dated November 6, 2025, a copy of which was filed as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 6, 2025 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 69,996,738 outstanding as of November 6, 2025, and includes (as applicable) Class A Shares beneficially owned by wholly-owned subsidiaries of BNT as described in Item 4 of Amendment No. 1 and subject to the voting arrangements described in Item 4 of Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated as follows:

Other than the transactions described in Item 4 herein, there have been no transactions by the Reporting Persons in the Class A Shares since Amendment No. 3 to the Schedule 13D was filed on September 29, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference.

Upon completion of the Arrangement, the registration rights agreement dated March 15, 2022 between BBU, BBUC and BN and the amended and restated rights agreement dated December 23, 2024 between BN and Wilmington Trust, National Association will automatically terminate.

Upon completion of the Arrangement, the voting agreement dated September 26, 2024 between BN and BNT is expected be amended to provide that all decisions to be made with respect to the voting of the Corporation Class A Shares held by subsidiaries of BNT will be made jointly by mutual agreement of the applicable BNT subsidiary and BN, other than with respect to any Corporation Class A Shares subject to financing arrangements between the applicable BNT subsidiary and wholly-owned subsidiaries of BN.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Arrangement Agreement, dated November 6, 2025 (filed as Exhibit 99.1 to the Issuer's Form 6-K on November 6, 2025, and incorporated herein by reference).

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (11/07/2025)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (11/07/2025)
- BPEG BN HOLDINGS LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD PRIVATE EQUITY INC., general partner of BPEG BN HOLDINGS LP (11/07/2025)
- BROOKFIELD BUSINESS PARTNERS LP: /s/ Jane Sheere, Jane Sheere, Secretary, BROOKFIELD BUSINESS PARTNERS LIMITED, general partner of BROOKFIELD BUSINESS PARTNERS L.P. (11/07/2025)
- BROOKFIELD BUSINESS PARTNERS LIMITED: /s/ Jane Sheere, Jane Sheere, Secretary (11/07/2025)